Exhibit 99.1

Olympus Pacific Minerals Inc.
Interim Management Discussion and Analysis (“MD&A”)

For the three and the nine months ended September 30, 2008,
dated as at October 31, 2008.

The following Interim Management Discussion and Analysis, which has been prepared for the three and the nine months ended September 30, 2008, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the three and nine-month periods ended September 30, 2008 should be read in conjunction with the unaudited interim consolidated financial statements and related notes that follow, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This discussion covers the three and nine-month periods ended September 30, 2008 and the subsequent period to October 31, 2008. This MD&A should be read in conjunction with the annual MD&A and annual audited consolidated financial statements and the notes for the three years ended December 31, 2007 and the related MD&A included in the Company’s annual report.  Any reference to the financial statement notes within this MD&A are incorporated by reference. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com. Olympus is listed on the Toronto Stock Exchange under the symbol OYM and on the over-the-counter bulletin board in the United States under the symbol OLYMF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances.  All dollar amounts are stated in Canadian dollars unless otherwise indicated.

OLYMPUS PACIFIC MINERALS INC.

OLYMPUS PACIFIC MINERALS INC.1

Olympus Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a focus in Vietnam.  The Company, a first mover in Vietnam, is building its base with the aim of being a leading gold producer and explorer in Southeast Asia and has commissioned the first two foreign owned gold mines to be operated in Vietnam since the 1940s.  The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.  The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.

1 The Directors of Olympus Pacific Minerals Inc. are:  Messrs. David Seton (Chairman), John. Seton, Kevin Flaherty, Jon Morda, and Douglas Willock.  The CEO is Mr. David Seton.  The CFO is Mr. Peter Tiedemann.

OLYMPUS PACIFIC MINERALS INC.

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out in the chart below.

Bong Mieu (80 percent interest)

Bong Mieu hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220) that contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230) which is under development, Bong Mieu East (VN240), as well as a number of new surface showings.

Phuoc Son (85 percent interest)

Phuoc Son is actively being explored for new primary gold occurrences in addition to thirty existing occurrences.  The property includes the high-grade deposit Dak Sa (VN320) which is under development.

Capcapo

The property, located in the Philippines, has remained virtually unexplored and has exploration potential. Olympus has an option to earn up to a 60 percent interest in this mining tenement upon completing a specified level of expenditures on the property.

Olympus 2008 in Summary

•	Olympus has increased its ability to draw from one ore body to three ore bodies.

•	The potential for gold from the additional ore sources is considerably better.

•	Adjustments to the Bong Mieu plant are in progress to realize the much enhanced gold revenue potential.

•	Effective from September 1, 2008 Olympus has engaged Eric Devuyst, a highly experienced metallurgist to address plant production efficiency.

OLYMPUS PACIFIC MINERALS INC.

•	Olympus received the independent review of the Phuoc Son feasibility study.

•	Olympus received indicative offers to finance the development set out in the feasibility study.

•	Olympus has started a ‘self-fund’ process to increase revenues and reduce costs.

•	Effective from September 1, 2008 Olympus has engaged Huong Le Dao, a highly experienced Human Resource manager to address man-power management. Huong is fluent in Vietnamese and English.

BONG MIEU GOLD MINING COMPANY LIMITED1

Bong Mieu Background

The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts our producing gold mine, the Bong Mieu Central Gold Mine (VN220).  The mine contains proven and probable reserves and has been in commercial production since 2006.  Bong Mieu also hosts the Bong Mieu Underground Deposit (VN230), which is being explored, developed, and partially mined and is located one kilometer from the operating Bong Mieu Central Gold Mine (VN220).  Exploration work to date has resulted in a significant new discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

Bong Mieu Structure

Olympus Pacific Minerals Inc., through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited (“BM”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20 percent of Bong Mieu Gold Mining Company Limited is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met. The Company pays a 2 percent royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited. In addition to the two percent royalty, the Company pays a three percent net smelter return royalty equal to three percent of the sales price when the gold is smelted in Vietnam.

The following table provides key information for the Bong Mieu property:

2008	Q3	Q2	Q1
Net deferred exploration and development	$9,602,419	$8,545,833	$7,326,750
Property, plant, and equipment	$8,106,686	$7,662,000	$7,918,000
Spending on exploration and development activities	$1,071,638	$1,236,032	$1,132,000
Expenditure on property, plant, and equipment	$255,785	$217,000	$345,000

1 The Directors of Bong Mieu Gold Mining Company Limited are Messrs. David Seton (chairman), John Seton, Colin Patterson, Dang Mau Luu, Duong Ho Phuong, and Nguyen Xuan Tuong. The general director is Mr. Nguyen Ngoc Quynh.  The chief accountant is Mrs. Ho Thi Nhu Ngoc.

OLYMPUS PACIFIC MINERALS INC.

Bong Mieu Reserves and Resources

There have been no changes to the reserves and resources estimates that were published in the MD&A for the first and second quarters of 2008 which can be found in the Company’s filings at www.sedar.com.

Field and Surface Exploration

During the third quarter of 2008, Bong Mieu completed 9 holes totaling approximately 1,460 meters with 8 listed below showing significant intersections into the Ho Ray/Thac Trang deposit.

Hole ID	From (m)	To (m)	Drilled width (m)	Au (g/t)
HRDD229	121.30	-122.30	1.00	1.19
and	123.90	124.80	0.90	1.56
HRDD230	120.2	120.90	0.70	2.44
and	127.40	128.20	0.80	1.79
and	132.50	137.00	4.50	1.98
HRDD232	132.60	133.60	1.00	1.14
and	228.00	229.00	1.00	2.50
HRDD233	19.20	20.00	0.80	2.05
and	29.75	30.45	0.70	1.61
HRDD234	21.90	23.00	1.10	1.78
and	118.00	119.30	1.30	2.45
HRDD236	31.55	32.75	1.20	2.49
and	66.25	71.20	4.95	2.22
HRDD238	35.35	39.50	4.25	3.12
and	57.15	58.20	1.05	2.75
and	91.00	92.40	1.40	4.16
and	116.00	116.80	0.80	3.02
and	132.70	133.30	0.60	3.76
and	136.00	137.00	1.00	2.49
HRDD239	95.50	97.65	2.15	1.62

We are currently awaiting the Tungsten and Fluorine assays.

The Report correlating remote sensing data from our contractor Encom was received and reviewed with follow up field work commencing towards the end of the quarter.

Bong Mieu Production and Operation Results

Combined Production on Bong Mieu Gold Property:

Bong Mieu Central (VN220) and Bong Mieu Underground (VN230) Deposits

	Q3 2008 YTD	Q3 2007 YTD	Q3 2008	Q3 2007
Tonnes of ore milled	130,404	113,240	43,368	43,646
Head Grade (g/t Au)	3.00	3.12	2.90	3.21
Mill Recoveries	62%	61%	57%	69%
Gold Production (ounces)	7,731	6,895	2,284	3,111
Gold Sales (ounces)	8,033	6,703	2,387	3,057
Sales	$7,381,139	$4,991,965	$2,163,782	$2,232,250
Cost of Sales	$5,713,056	$3,633,628	$2,057,863	$1,293,671
Amortization	$2,040,422	$1,166,690	$911,215	$433,997
Royalties (Zedex)	$117,679	$76,681	$37,594	$37,476

OLYMPUS PACIFIC MINERALS INC.

The combined production for the third quarter resulted in a 3 percent improvement in the head grade as compared with the previous quarter but 4 percent lower in terms of total tonnes processed.  The slight increase in the head grade was a result of the commencement of test production from the Bong Mieu Underground mine during the month of September 2008.

During the quarter, the installation and commissioning of the parallel stripping circuit was completed and put into operations but the milling capacity and recovery rates were adversely affected by the high base metal content of the ore from Bong Mieu Underground.  Alterations to the processing plant circuits, such as the acid digestion and fume scrubber are being undertaken and are expected to be commissioned in the fourth quarter of 2008.  Other improvements such as the carbon ashing house exhaust system and scavenging carbon columns are under engineering study and evaluation.  An evaluation of a short run (300t) of Dak Sa ore from Phuoc Son Gold Company and the Nui Kem feed resulted in a plan to enable the processing of all three products through the plant.

The gold production capacity of the current Bong Mieu mill appears limited to approximately 1,000 ounces of gold per month.  Current thinking is this limitation is due to the back end of the plant, comprised of one bank of flotation cells, one Intensive Leach Reactor (“ILR”), one resin column, two strip columns and two electro-winning (“EW”) cells.  The result of this limitation is that mill feed is reduced for higher grades.  With Nui Kem ore being double the Ho Gan grade and Dak Sa 4 to 5 times greater, the throughputs experienced were limited to 300 and 120 tonnes per day, respectively.

Plant modification and additional equipment installation are in progress to increase the gold capacity of the plant to approximately 3,000–4,000 ounces per month.  The benefits are expected to show up in the accounts for 2009 Q2/Q3 onwards. This is expected to be achieved in part by installing a gravity concentration shaking table on the Falcon concentrator which will separate a gold concentrate that may be taken directly into the gold room circuit.  Management expects this may increase gold production capacity, and trials before purchasing the equipment are ongoing.

The full capacity of approximately 3,000–4,000 ounces per month is expected to be attained by duplicating the back end of the plant from ILR and float to Electro winning.  This equipment has been purchased with delivery expected in January 2009.  Further upgrades to the plant are planned to minimize gold losses, including installation of additional carbon absorption reactors for excess solution and improved performance of existing carbon columns and effluent tailings carbon in pulp reactors.  It is intended that these works will be carried out concurrently with the new equipment installations and the completed plant expected to be operational at the new production levels by the third quarter of 2009.

The investment licence was modified to include toll treatment of Phuoc Son ore by the Bong Mieu plant.

The tailings dam lift construction was commenced during the quarter and has been completed in October 2008.

Bong Mieu Financial Performance:

Year to date (“YTD”) ounces of gold produced compared with the same period of last year remained the same. Ounces sold are up by 7 percent; gold prices received are up from $687 per ounce to $920 per ounce, a 34 percent increase.

The tables that follow show individual operating mine statistics of VN220 and VN230:

OLYMPUS PACIFIC MINERALS INC.

Bong Mieu Central (VN220)

	Q3 2008 YTD	Q3 2007 YTD	Q3 2008	Q3 2007
Tonnes of ore milled	114,507	113,240	36,467	43,646
Head Grade (g/t Au)	3.07	3.12	2.92	3.21
Mill Recoveries	60%	61%	54%	69%
Gold Production (ounces)	6,835	6,895	1,857	3,111
Gold Sales (ounces)	7,186	6,703	1,801	3,057
Sales	$6,612,409	$4,991,965	$1,625,079	$2,232,250
Cost of Sales	$4,784,175	$3,633,628	$1,412,972	$1,293,671
Amortization	$1,752,091	$1,166,690	$717,638	$433,997
Royalties (Zedex)	$109,009	$76,681	$28,924	$37,476

Production:

Third quarter production from Bong Mieu Central (VN 220) was reduced to allow for test processing of ore from Bong Mieu Underground (Nui Kem) (VN230) (please refer to table below). The Bong Mieu Central pit continued to perform well and has been compensating for the shortfall of production while Bong Mieu Underground builds up.  Grade ores mined during the first two months were better than budgeted.

Bong Mieu Underground (VN230)

	Q3 2008 YTD	Q3 2007 YTD	Q3 2008	Q3 2007
Tonnes of ore milled	15,898	0	6,901	0
Head Grade (g/t Au)	2.45	0	2.81	0
Mill Recoveries	72%	0	68%	0
Gold Production (ounces)	896	0	427	0
Gold Sales (ounces)	847	0	587	0
Sales	$768,730	0	$538,702	0
Cost of Sales	$928,880	0	$644,891	0
Amortization	$288,330	0	$193,577	0
Royalties (Zedex)	$8,671	0	$8,670	0

Operations at Bong Mieu Underground started last quarter and continued during the third quarter. Operations have advanced from pure development to partial development and stoping.  Recovery rate was lower as the higher grade of the fresh ore also yields higher base metal content.  Improvements in the processing plant are being undertaken to resolve the problems experienced.  The main decline was advanced to within 60 metres of 22 level which will be the new lowest level of the mine. Works at Bong Mieu Underground are exploratory and it will be some time before any substantial resource is determined; however, results to date are improving by the month in terms of tonnes of ore milled and ounces of gold produced.

OLYMPUS PACIFIC MINERALS INC.

Bong Mieu Licencing

The table below summarizes the key licences that Bong Mieu Gold Mining Company Limited holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Bong Mieu	BMGMC	Investment Certificate No. 331022000008	30 Sq Km	Granted	05/03/1991	25 years	05/03/2016
Bong Mieu	BMGMC	Exploration Licence	30 Sq Km	Grant Pending	N/a	4 years	N/a
Bong Mieu – Central (VN220)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017
Bong Mieu – Underground (VN230)	BMGMC	Mining Licence 592/CNNg	358 Ha	Granted	22/07/1992	25 years	22/07/2017

The Investment Certificate received on June 27, 2008 replaced the original Investment Licence 140/GP and related Amendments to the Investment Licence previously granted. This Certificate incorporates all the significant details from prior investment licence documents including investment incentives, royalty rate, tax concession and import tariff exemption, and also reflects an increase in stated investment capital.

The Bong Mieu Exploration Licence application was successfully defended at a meeting with the Ministry of Natural Resources and Environment Committee for Exploration Project Evaluation on June 12, 2008 and the application has since been amended and resubmitted to the Department of Geology and Minerals of Vietnam (“DGMV”) to continue the approval process.  During the third quarter 2008 there was no DGMV progress towards granting of the Bong Mieu Exploration Licence.

After landholder compensation payment, 1.85ha (of the 10ha land use area applied for) at Bong Mieu Underground was awarded to BMGMC.  The remaining area is pending the Phu Ninh Peoples Committee and Quang Nam Peoples Committee decision.

Bong Mieu Outlook for 2008

•	Complete application for boundary adjustment of Bong Mieu underground mining licence.
•	Complete landholder compensation at Bong Mieu Underground.
•	Prepare conceptual mining and pre-feasibility studies at North East Bong Mieu.
•	Evaluate the ore intersected at the Bong Mieu Underground Deposit.
•	Continue plant modifications for higher grade Bong Mieu Underground Deposit ore.
•	Reduce exploration expenditure.

OLYMPUS PACIFIC MINERALS INC.

PHUOC SON GOLD MINING COMPANY LIMITED.1

Phuoc Son Background

Phuoc Son Gold Mining property, located in the western highlands of Quang Nam Province in Central Vietnam and 74 kilometers away from the Bong Mieu Gold property, is actively exploring approximately half of the 70 square kilometer property for new primary gold occurrences in addition to the 30 existing occurrences.  The remaining half of the property is not available for exploration at this stage.  The property includes the high-grade Dak Sa “South” deposit and “North” deposit.

Phuoc Son Structure

Olympus Pacific Minerals Inc., through its subsidiary, New Vietnam Mining Corporation, holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, the Company’s subsidiary, New Vietnam Mining Corp. (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment licence on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.  If Minco does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

The table provides key information for the Phuoc Son property:

2008	Q3	Q2	Q1
Net deferred exploration and development	$19,145,124	17,839,769	16,074,139
Property, plant, and equipment	$4,355,765	3,750,000	3,209,000
Spending on exploration and development activities	$1,305,355	1,765,630	1,238,000
Expenditure on property, plant, and equipment	$164,870	291,000	315,000

Phuoc Son Reserves and Resources

There have been no changes to the mineral reserve and resource estimates that were published in the MD&A for the first and second quarters of 2008 which can be found in the Company’s filings at www.sedar.com.

Field and Surface Exploration (VN310 and VN320)

During the third quarter of 2008, Phuoc Son drilled 5 holes totaling approximately 1,906 meters into the Dak Sa deposit.  All holes intersected the mineralized horizon.  Significant intersections were:

1 The Directors of Phuoc Son Gold Mining Company Limited are Messrs. David Seton, John Seton, Charles Barclay, Nguyen Ngoc Quynh, Nguyen Xuan Tuong, and Dinh Van Thu. The general director is Mr. Nguyen Xuan Tuong. The chief accountant is Mrs. Nguyen Thi Phuoc.

OLYMPUS PACIFIC MINERALS INC.

Hole ID	From (m)	To (m)	Drilled width (m)	Au (g/t)
DSDH257	307.50	308.50	1.00	1.30
DSDH259	255.60	259.30	3.70	1.65
DSDH260	304.25	305.75	1.50	8.95

The deposit remains open in all directions and on-going drilling will continue to enlarge the zones of known payable mineralization.

General geological field work continued in the central parts of the property with encouraging results being received from the Tra-Long-Suoi Cay deep soil sampling program with follow-up work and extension to the south commencing in September 2008.

Phuoc Son Development – Dak Sa Underground Project (VN320)

During the first quarter 2008, Phuoc Son received a positive independent “Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam” (the “Technical Report) authored by independent mining and geological consultants, Terra Mining Consultants/Services & Associates.  The Technical Report, dated March 26, 2008, was filed at www.sedar.com.  Management goal is to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and the shareholders.  The next step in this process is to evaluate and determine the best source of funding for the development stage of the project.

The concept of Olympus to self-fund the Dak Sa development was put forward to the Board of Directors.  This involves the treatment of high-grade Dak Sa ore at the Bong Mieu gold processing plant on a toll treatment basis.  The concept was accepted and the operations moved towards the primary development of the upper levels of Bai Dat for stoping.  Approvals were sought from local authorities for trucking ore from Phuoc Son to Bong Mieu at a rate of 100 tonnes per day.  This received provincial approval along with an inter-company agreement on pricing for toll treatment.  Development of the Dak Sa Underground continued and has now produced, as at September 30, 2008, a total of 7,654 tonnes of ore in the stockpile at an estimated average grade of 23.04 grams per tonne.  Initially, 356 tonnes of ore was hauled and processed at Bong Mieu plant in the month of August 2008 and tested through the plant in September.  The processing issues identified are now being addressed.

As at September 30, 2008, the total advance for the 2 portals is 1,433 metres.  For the quarter, a total of 611.1 metres were advanced including 2 on-vein level drives, four raises, a decline and a crosscut to hit ore at Bai Chuoi 450L.

Other highlights during the third quarter of 2008 are:

•	Mine infrastructure construction has been reduced to a minimum to minimize expenses.
•	A weigh scale was installed prior to hauling ore to the Bong Mieu Plant.

OLYMPUS PACIFIC MINERALS INC.

Phuoc Son Licencing

The table below summarizes the key licences that Phuoc Son Gold Mining Company Limited (“PSGC”) holds:

PROJECT	OWNER	LICENCE	AREA	STATUS	GRANT DATE	TERM	EXPIRY DATE
Phuoc Son	PSGC	Investment Certificate No 331022000010	70 Sq Km	Granted	20/10/2003	30 years	20/10/2033
Phuoc Son	PSGC	Exploration Licence 67/GP-BTNMT	42 Sq Km	Granted	10/01/2008	2 years	10/01/2010
Phuoc Son Bai Dat Underground	PSGC	Mining Licence 116/GP-BTNMT	1.00 Ha	Granted	23/01/2006	3.5 years	23/07/2009
Phuoc Son Bai Go Underground	PSGC	Mining Licence 116/GP-BTNMT	0.52 Ha	Granted	23/01/2006	3.5 years	23/07/2009

The Investment Certificate received on June 27, 2008 was issued to re-register PSGC and replaced the Investment Licence and related Amendments to the Investment Licence previously granted. This certificate incorporates all the significant details from prior investment licence documents including investment incentives, royalty rate, tax rate and also reflects an increase in stated investment capital.

The Phuoc Son exploration licence was granted in January 2008.

On January 23, 2006, a mining licence was granted to PSGC by the Vietnam government over the Dak Sa Deposit (VN320), which allows the Company, within a 3.5 year period from date of grant, to construct the mine within 1.5 years and perform mining activities over two years. The Company will require an extension on the mining licence as these time frames will be inadequate for construction and mining. The Terra Mining Consultants Ltd/Stevens & Associates Preliminary Assessment (NI-43-101) Report on the Phuoc Son resources has been completed in order to fulfill disclosure requirements.  These new resources are awaiting approval from the National Council for Mineral Resource Evaluation. Once approved, we will proceed in 2008 to file an application for a mining licence that would amend the current mining licence boundaries for Bai Dat and Bai Go to include more of the Dak Sa (VN320) resource.

Phuoc Son Outlook for 2008

•	Establish levels of operations to support ‘self-funding’ and continue assessment of external debt funding.

•	Identify drilling targets away from Dak Sa for commencement in mid-2009.

•	Reduce exploration expenditure.

OLYMPUS PACIFIC MINERALS INC.

Other Properties

KADABRA MINING CORPORATION1

Capcapo Property Summary

The property is located north of the prolific Baguio-Mankayan Gold District. The project area has all the similar epithermal–porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored.  Olympus’ partner on the property is Abra Mining and Industrial Corporation (“AMIC”).  AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a local partnership in the Philippines.

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement [“MOA”] was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement (the “property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property.  As at September 30, 2008, the joint venture terms are not finalized due to ongoing negotiations with the partners.

Capcapo Progress and Outlook for 2008

Following the initiation of Community Consultation in accordance with Philippine laws in the fourth quarter of 2007 and the commencement in the first quarter of 2008 of a formal program of Free, Prior and Informed Consent, undertaken in conjunction with the National Commission on Indigenous Peoples (“NCIP”), all efforts in Capcapo area have concentrated on obtaining Community approval which is required before any further exploration can continue.  At September 30 2008, the formal report and community decision was still awaited from the NCIP.

Total cumulative spending on this project as at September 30, 2008 was $915,768 which was capitalized to deferred exploration of which $43,601 was spent in the third quarter of 2008.  No further work will be undertaken in the Capcapo area until the NCIP Report is received and negotiations over the Joint Venture Agreement are resolved.  At September 30, 2008, the full $915,768 of capitalized deferred exploration expenditure has been written off.  Management considers this a prudent measure given the political unrest in the Philippines and the economic uncertainty of world markets at present.

Others:

Other properties with which the Company is in discussions include Khau Pum (VN101), Krong Pha (VN102), Bong Mieu West (VN103), Phuoc Thanh (VN104), La Hao (Cambodia) (KH100) and Sanakham (Laos) (LA100). The Company has had discussions with and organized a number of field trips for local authorities. Preliminary field work results are being assessed before further discussions are held.

1 The Directors of Kadabra Mining Corporation are Messrs. Thomas Rodney Jones (chairman), Peregrino Resabal, Rosemarie Padilla, Charles Barclay, and Russell Graham. The general director is Thomas Rodney Jones. The chief accountant is Salvador Palabrica.

OLYMPUS PACIFIC MINERALS INC.

OLYMPUS PACIFIC MINERALS INC.

Olympus Operational Activities

Comments on selected items from our Consolidated Statements of Operations for the three and nine-month periods ended September 30, 2008 are noted in the following table:

	Q3 YTD 2008	Q3 YTD 2007	Q3 2008	Q3 2007	Comments on variances
Sales	7,381,139	4,991,965	2,163,781	2,232,250
The Bong Mieu central plant sold 7,186 oz of gold in the nine months (at an average realized price of US$903 per ounce) of 2008 compared to 6,703 oz of gold in the same period last year (at an average realized price of US$674 per ounce) as a result of higher production.

Cost of sales	5,727,751	4,181,847	2,269,844	1,312,125
Increased due to higher sales volumes.  Costs per ounce of gold produced were higher in the 3rd quarter of 2008 mainly due to lower recovery rates as a result of high base metal content and processing of development ore.   The 2007 costs per ounce were also considered high due to lower recovery rates and lower mill tonnage.

Amortization	2,090,778	1,448,559	922,526	486,493	Increased as a result of higher production in 2008.
Management fees and salaries	2,400,512	1,730,208	459,973	635,161
Increased as a result of a higher headcount, new expenses for deferred share units issued under a new deferred share unit plan for non-executive directors, higher independently assessed salaries, and earlier accrual of bonuses as we now have a history of payment.

Professional fees	262,430	585,497	60,010	228,785
Decreased as a result of lower regulatory activity and fees in 2008 when compared to 2007 which had more audit and SOX review fees, US registration costs and fees related to the Zedex merger that was withdrawn.

Travel	529,902	428,116	132,483	158,363	Increase in number of flights taken by senior management and consultants to Vietnam and Toronto.
Investor relations and promotion	357,811	438,652	18,898	186,812	Lower YTD due to change in marketing plans in the third quarter 2008 to reduce costs.
Consulting fees	482,333	250,231	79,200	61,677	Increased due the retention of a compensation consultant (see salaries above)
Office & general administration	525,813	483,792	185,770	321,438	Increased YTD due to an increase in the level of activity of the Company, reduced in the third quarter of 2008.
Stock-based compensation	671,560	1,831,708	216,609	751,575	Higher expense in the first half of 2007 as a higher number of stock options issued in 2007 and the majority of 2008 options were granted in June 2008 (7,100,000 -2007 and 3,649,000 -2008).
Interest income)	(526,340)	(368,875)	(111,047)	(173,193)	Increase relates to higher average cash balances held and higher interest rates being received.

OLYMPUS PACIFIC MINERALS INC.

Olympus Summary of Quarterly Results

			2008	2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	$2,163,781	$2,327,742	$2,889,616	$2,004,292	$2,232,250	$1,640,631	$1,119,084	$1,644,040	$ -
Interest Income	111,047	161,870	253,424	326,110	173,193	158,600	37,082	69,601	108,709
Net Loss	3,028,104	2,185,478	1,419,155	1,449,839	2,281,534	1,907,094	3,303,222	6,947,446	850,201
Loss per share (1)	0.01	0.01	0.01	0.01	0.01	0.01	0.02	0.04	0.01
Deferred exploration and development cost additions	2,421,599	3,049,930	2,521,726	2,482,695	2,059,215	1,816,479	1,254,498	233,401	1,211,896
Capital assets additions	1,439,188	387,331	680,711	155,895	216,833	888,050	366,747	1,711,591	1,359,453

(1)  Basic and diluted

Olympus Liquidity Section – Investing and Financing Activities

Investing activities

During the third quarter of 2008, Olympus invested $2,421,599 [2007 - $2,059,215] in exploration and development expenses and $1,439,188 [2007 - $216,833] acquiring property, plant and equipment.

Financing activities

Equity Financing

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at September 30, 2008, the cash and cash equivalents’ balance is $11,523,049 compared to $26,656,146 as at December 31, 2007.   The decrease was mainly a result of planned spending on exploration and development activities. In 2007, the Company raised a total of $37,000,000 through 2 equity offerings; $12,000,000 on March 19, 2007 and $25,000,000 on August 10, 2007. The net proceeds from the $25,000,000 offering, of $22,891,000, has been used for and will continue to be used for further exploration and feasibility studies at the Company's Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.  To date in 2008, the Company has not raised any funds by way of equity financing.

Debt Financing

On June 27, 2007 a US$2 million Non-Revolving Debt Facility with Macquarie Bank Limited of Sydney, Australia was repaid in full.  The Company has not obtained any debt facilities in 2008.

The Company is evaluating project funding for the Phuoc Son Dak Sa Underground Project (VN320). The Company has received indicative offers for debt facilities to develop the high-grade Phuoc Son Mine from traditional financial institutions who specialize in resource sector debt provisions. Management believes an alternative funding option is to increase the existing production facilities to enable the Company to generate more internal cash flow that would partially or fully fund the development costs at its high-grade Phuoc Son Mine. The ‘self funding’ option is receiving considerable attention from management as equity

OLYMPUS PACIFIC MINERALS INC.

raising has become more difficult and bank borrowing costs have increased significantly in the last few months. Cost adjustments are being made.

The ability of the Company to continue its activities is dependent upon obtaining the necessary funding and/ or generating funds to continue its exploration and development programs or the realization of proceeds from the sale of one or more of its properties and/or assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts.  The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing.  The Company was previously exposed to interest rate fluctuations as the interest rate on the Macquarie facility floated with the market rates equal to LIBOR plus 2.75 percent.  The loan was repaid in full on June 27, 2007.

Contractual Obligations and Commitments

As at September 30, 2008
Payments Due by Period	Total	Less than One Year	1 to 3 Years	Beyond 3 Years
Capital lease obligations	$721,177	$721,177	$ –	$ –
Operating leases	$730,528	$547,531	$182,998	$ –
Purchase obligations – supplies and services	$1,950,331	$1,609,294	$321,901	$19,136
Purchase obligations – capital	$883,466	$829,458	$4,008	$ –
Asset retirement obligations	$1,612,059	$311,609	$1,030,351	$270,098
Total	$5,847,561	$4,019,069	$1,539,258	$289,234

Common shares

As of October 31, 2008, the Company had issued and outstanding 232,423,101 common shares.

Olympus Outlook for 2008

•	The company has re-budgeted in Q3 to ensure it meets the new challenges the changed economic market conditions have brought.

•	The company is determined to increase its revenue through selectively processing higher grade ore.

•	The company is focused on reducing its operating cash costs below cash revenue generated.

•	The company is planning to continue to develop and explore from funds it has generated from its operations.

OLYMPUS PACIFIC MINERALS INC.

Olympus Pacific Minerals Inc. and subsidiaries

Regulatory Update

Disclosure Controls and Procedures

Olympus’ executive officers have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the interim and annual filings are being prepared.

Internal Controls over Financial Reporting

Management had testing performed on the first half of 2008 to assess the ongoing effectiveness of the Company’s design and operation of internal controls over financial reporting.    The results of the testing did not indicate any disclosable weaknesses.  In 2008, management plans to implement further control and process enhancements and provide ongoing training.

Regulatory Reporting in the United States

In January 2008, the Company completed its SEC registration process and the SEC had no remaining formal comments on the Form 20 registration statement.  On March 28, 2008, the Company filed its annual Form 20-F for 2007.

The completion of the Form 20-F registration allowed us to apply to the Financial Industry Regulatory Authority (“FINRA”) and obtain listing approval, effective March 5, 2008. Our common shares are listed and posted for trading on the over-the-counter bulletin board in the United States.  This allows U.S. residents to trade the Company’s common shares efficiently.

Board and Management Changes

On September 1, 2008 Ms Huong Le Dao was appointed to the newly created position of Vice President - Human Resources.

On October 2, 2008 Ms Pamela Campagnoni, the Chief Financial Officer departed. On October 8, 2008, Mr Peter Tiedemann resumed the role of Chief Financial Officer.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In this MD&A, the Company has provided an update for any changes in accounting policies.  A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2007.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its capital assets, mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation.  All of these estimates involve judgement and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company

OLYMPUS PACIFIC MINERALS INC.

and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

Asset Retirement Obligations (“AROs”) occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest.  The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

In accordance with Canadian Institute of Chartered Accountants (“CICA”) HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.   Refer to Notes 2 and 7(b) of the audited consolidated financial statements for further details on stock options.

Future Accounting Changes

Section 3064 - Goodwill and Intangible Assets and Section 3450, Research and Development Costs

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and other Intangible Assets. This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  The standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

Furthermore, the CICA agreed to the withdrawal of Handbook Section 3450, Research and Development Costs and incorporate the provisions of the International Accounting Standards, IAS 38, related to research and development costs into Section 3064.   Research and development costs are of substantially the same character as other expenditures that need to be evaluated against the criteria for recognition of intangible assets.  Accordingly, this standard prohibits the capitalization of costs associated with research activities.

OLYMPUS PACIFIC MINERALS INC.

Section 1000, Financial Statement Concepts
The CICA concluded that the guidance in Handbook Section 1000, Financial Statement Concepts permitting deferral of costs should be deleted to those necessary to prevent the inappropriate capitalization of costs.  The International Financial Reporting Standards guidance on the matching concept added to Section 1000 might affect items other than intangible assets, such as the recognition as liabilities of items that do not meet the definition of liabilities.

The above standards will become effective for the Company beginning on January 1, 2009. The Company is reviewing these standards, and has not yet determined the impact, if any, on the consolidated financial statements.

Transactions with Related Parties

The Company entered into the following related party transactions during the period:

	Three month period ended September 30		Nine month period ended September 30
	2008	2007	2008	2007
Consulting and legal fees	$8,424	$19,197	$66,019	$54,254
Management fees	$191,094	$283,505	$704,831	$691,272
Reimbursed expenses	$61,666	$72,773	$284,590	$201,926
Royalties (Zedex)	$37,594	$39,486	$117,679	$76,681

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees

Consulting services are provided by Jura Trust and Spencer Enterprises Limited which is associated with John Seton, a director of the Company.   Legal services are provided by Claymore Law where John Seton is a principal.   The services provided are not under contract as the consulting and legal services are provided as required.

Management fees and reimbursement of expenses

Management fees and reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company.  The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited associated with David Seton in 2008 and 2007; Momentum Resources International Pty Limited associated with Colin Patterson in 2008 and 2007; Wholesale Products Trading Limited associated with Peter Tiedemann in 2008 and 2007; Action Management Limited associated with Charles Barclay in 2008 and 2007, and Cawdor Holding Limited associated with Russell Graham in 2008 and 2007. Expenses that were reimbursed include the following costs: airfares, accommodation, meals, car rentals, telecommunications, computers, training courses, conferences and licences.

Management fees increased as a result of a higher headcount, higher management salaries, and earlier accrual of bonuses as the company now has a history of payment.

Royalties

On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty less incremental costs when Ivanhoe assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as two percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

OLYMPUS PACIFIC MINERALS INC.

Other non-recurring transactions

a)
On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,428,571 at $0.56 per share for net proceeds of $11,967,772.  Of the $12,000,000 gross proceeds, $7,250,000 of common shares were purchased at $0.56 per share by shareholders who own over 5 percent of the Company.

b)
On August 10, 2007, the Company completed an offering of 38,461,538 Units (see note 7) of the Company at a price of $0.65 per unit for net proceeds of $22,891,000.  Of the $25,000,000 of gross proceeds, $2,500,000 of Units was purchased at $0.65 per share by significant shareholders who own over 5 percent of the Company.

Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

•
Not All Of The Company Mineral Properties Contain A Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•
Because The Company Has Primarily Been An Exploration Company, The Company Is Dependent Upon Its Ability to Raise Funds In Order to Carry Out Its Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources.   If the Company does not raise these funds, it would be unable to pursue its business activities and investors could lose their investment.  If the Company are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

•
The Company Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to

OLYMPUS PACIFIC MINERALS INC.

incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

•
Commodity Price Fluctuations - if the Price of Gold Declines, The Properties May Not Be Economically Viable:  The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project.  Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•
The Company May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise:  The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

•
If The Company Does Not Comply With All Applicable Regulations, It May be Forced to Halt Its Business Activities:  Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Company may not be able to obtain all necessary licences and permits required to carry out exploration at, developments of, or mining at the projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

•
Non-Compliance With Environmental Regulation May Hurt The Company’s Ability To Perform Its Business Activities:  The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

OLYMPUS PACIFIC MINERALS INC.

•
If The Company is Unable To Obtain And Keep In Good Standing Certain Licences, It will be Unable to Explore, Develop or Mine any of Its Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence.  Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property.  Without all the appropriate licences, the activities could not occur.

•
If The Company Does Not Make Certain Payments Or Fulfill Other Contractual Obligations, It May Lose Its Option Rights And Interests In Its Joint Ventures:  The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

•
Title To Assets Can Be Challenged Or Impugned Which Could Prevent The Company From Exploring, Developing Or Operating At Any Of Its Properties:  There is no guarantee that title to concessions will be not challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•
Political And Economic Instability In Vietnam Or The Philippines Could Make It More Difficult Or Impossible For the Company To Conduct Its Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

•
Exchange Rate And Interest Rate Fluctuations May Increase The Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs.  Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms.   The Company does not currently take any steps to hedge against currency fluctuations.    In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

•
Our Stock Price Could Be Volatile:  The market price of the common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

OLYMPUS PACIFIC MINERALS INC.

•
The Company Stock Will Be A Penny Stock Which Imposes Significant Restrictions On Broker-Dealers Recommending The Stock For Purchase:  Securities and Exchange Commission (“SEC”) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

•
The Company Does Not Plan To Pay Any Dividends In The Foreseeable Future:  The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•
Shareholders Could Suffer Dilution Of The Value Of Their Investment If The Company Issued Additional Shares:  There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•
In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Companies Activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs from a delay in development or exploration of properties.  The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, Corporate Secretary, President, VP Explorations, Chief Operating Officer and VP Finance Vietnam.

•
Management May Be Subject To Conflicts Of Interest Due To Their Affiliations With Other Resource Companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues.   In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income.    Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

•
Future Sales Of Common Shares By Existing Shareholders Could Decrease The Trading Price Of The Common Shares:  Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

OLYMPUS PACIFIC MINERALS INC.

•
The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production:  The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.  However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production.  Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

•
The Company Conducted Only Limited Drilling On Its Bong Mieu Property So Its Decision To Place The Bong Mieu Central Gold Mine (VN220)  Into Production May Have Been Based Upon Incomplete Information:  The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220)  Mine into production.  As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

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Because The Company’s Testing Of Its Mining Process At The Bong Mieu Central Gold Mine (VN220) Was Limited To Small Pilot Plant And Bench Scale Testing, It May Be Unable To Obtain The Expected Metallurgical Recoveries When It Scales Up Its Operations, Rendering The Project Unprofitable:  Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220).   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

OLYMPUS PACIFIC MINERALS INC.

Forward Looking Information

This interim report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but are not limited to, reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies.   Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this interim report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

OLYMPUS PACIFIC MINERALS INC.